UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2012

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Unaudited Interim Consolidated Balance Sheets
Unaudited Interim Consolidated Statements of Earnings
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Unaudited Interim Consolidated Statements of Cash Flows

On October 9, 2012, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2012. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2012. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2012 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 10, 2012

EXFO Reports Fourth-Quarter and Year-End Results for Fiscal 2012

▪	Annual sales total US$250.0 million, down 7.3% due to challenging market
▪	Gross margin improves to 63.3% of sales
▪	Cash flows from operations attain US$25.3 million

QUEBEC CITY, CANADA, October 9, 2012 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today financial results for the fourth quarter and fiscal year ended August 31, 2012.

Annual sales decreased 7.3% to US$250.0 million in fiscal 2012 from US$269.7 million in 2011. In the fourth quarter of fiscal 2012, sales totaled US$57.2 million compared to US$59.5 million in the third quarter of 2012 and US$64.4 million in the fourth quarter of 2011.

Overall for fiscal 2012, bookings dropped 10.1% to US$244.8 million from US$272.3 million in 2011for an annual book-to-bill ratio of 0.98. In the fourth quarter of 2012, bookings totaled US$55.2 million for a book-to-bill ratio of 0.97 compared to US$57.5 million in the third quarter of 2012 and US$62.5 million in the fourth quarter of 2011.

Gross margin* improved to 63.3% of sales in fiscal 2012 from 62.8% in 2011. In the fourth quarter of 2012, gross margin reached 62.8% of sales compared to 60.4% in the third quarter of 2012 and 63.6% in the fourth quarter of 2011.

In fiscal 2012, IFRS net loss totaled US$3.6 million, or US$0.06 per share, including US$7.8 million in after-tax amortization of intangible assets, US$1.9 million in after-tax restructuring expenses, US$1.9 million in stock-based compensation costs and a gain of US$0.3 million for changes in the fair value of the cash contingent consideration related to the NetHawk acquisition.

In fiscal 2011, IFRS net earnings amounted to US$22.1 million, or US$0.36 per diluted share. It should be noted that EXFO recorded net earnings of US$12.9 million, or US$0.21 per diluted share, from discontinued operations (Life Sciences and Industrial business) in 2011. IFRS net earnings also included US$8.7 million in after-tax amortization of intangible assets, US$2.3 million in stock-based compensation costs and a gain of US$2.7 million for changes in the fair value of the cash contingent consideration related to the NetHawk acquisition.

In the fourth quarter of 2012, IFRS net loss totaled US$3.7 million, or US$0.06 per share, including US$2.1 million in after-tax amortization of intangible assets, US$1.9 million in after-tax restructuring expenses and US$0.4 million in stock-based compensation costs. EXFO also incurred a foreign exchange loss of US$1.9 million in the fourth quarter of 2012.

In the third quarter of 2012, IFRS net loss totaled US$3.9 million, or US$0.06 per share, including US$1.9 million in after-tax amortization of intangible assets and US$0.4 million in stock-based compensation costs. The company also reported a foreign exchange gain of US$1.1 million in the third quarter of 2012.

In the fourth quarter of 2011, IFRS net earnings amounted to US$4.6 million, or US$0.07 per diluted share, including a gain of US$2.7 million for changes in the fair value of the cash contingent consideration related to the NetHawk acquisition, US$2.1 million in after-tax amortization of intangible assets and US$0.5 million in stock-based compensation costs.

Adjusted EBITDA** reached US$13.5 million, or 5.4% of sales, in fiscal 2012 compared to US$30.6 million, or 11.3% of sales in 2011.

Cash flows from operations attained US$25.3 million in fiscal 2012 compared to US$23.3 million in 2011.

“Following more than 30% sales growth in our two previous fiscal years and a 20.5% sales CAGR in the last 10, I’m disappointed with our 7% decrease in 2012, largely driven by a sluggish telecom environment in Europe and China where network operators reduced capital spending and delayed projects,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “I believe we still gained market share in 2012 based on estimates that our end-markets endured double-digit decreases. Amid these challenging market conditions, we implemented a restructuring plan, while enhancing our strategic focus in high-growth areas.”

“In my opinion, several market opportunities, such as 3G and 4G/LTE deployments and 40G /100G network upgrades, remain robust,” Mr. Lamonde added. “The pause in carrier spending cannot last indefinitely, since bandwidth demand in fixed and mobile networks continues to follow a sharp growth curve. I firmly believe EXFO is uniquely positioned to benefit from these opportunities and, as such, we’ve taken a series of measures to rapidly return the company to a growth mode and eventually reach a15% EBITDA margin in our target operating model.”

Selected Financial Information (unaudited)
(In thousands of US dollars)

		Q4 2012		Q3 2012		Q4 2011	FY 2012	FY 2011

Sales		$57,156		$59,505		$64,414	$249,966		$269,743
Gross margin*		$35,899		$35,956		$40,967	$158,174		$169,447
		62.8%		60.4%		63.6%	63.3%		62.8%

Other selected information:
Net earnings (loss) from continuing operations		$(3,714)		$(3,720)		$4,597	$(3,593)		$9,194
Amortization of intangible assets		$1,931		$1,993		$2,122	$7,819		$9,187
Stock-based compensation costs		$429		$370		$461	$1,862		$2,256
Restructuring costs		$2,329	$	−	$	−	$2,329	$	−
Net income tax effect of the above items		$(247)		$(60)		$(60)	$(392)		$(479)
Changes in fair value of cash contingent consideration	$	−	$	−		$(2,685)	$(311)		$(2,685)
Foreign exchange gain (loss)		$(1,940)		$1,090		$(57)	$(657)		$(3,808)
Adjusted EBITDA**		$(152)		$248		$6,925	$13,524		$30,583

Operating Expenses
Selling and administrative expenses amounted to US$94.1 million, or 37.7% of sales, in fiscal 2012 compared to US$87.1 million, or 32.3% of sales, in 2011. In the fourth quarter of 2012, selling and administrative expenses totaled US$22.2 million, or 38.9% of sales, compared to US$23.6 million, or 39.7% of sales, in the third quarter of 2012 and US$21.8 million, or 33.9% of sales, in the fourth quarter of 2011.

Gross research and development (R&D) expenses reached US$59.3 million, or 23.7% of sales, in fiscal 2012 compared to US$57.2 million, or 21.2% of sales, in 2011. In the fourth quarter of 2012, gross R&D expenses attained US$14.1 million, or 24.7% of sales, compared to US$15.6 million, or 26.2% of sales, in the previous quarter and US$14.3 million, or 22.3% of sales, in the fourth quarter of 2011.

Net R&D expenses totaled US$49.9 million, or 19.9% of sales, in fiscal 2012 compared to US$47.9 million, or 17.7% of sales, in 2011. In the fourth quarter of 2012, net R&D expenses amounted to US$11.9 million, or 20.8% of sales, compared to US$13.2 million, or 22.1% of sales, in the third quarter of 2012 and US$12.1 million, or 18.8% of sales, in the fourth quarter of 2011.

FY 2012 Business Highlights

▪
Despite adverse economic conditions in fiscal 2012, sales of Protocol-layer products (Layers 1-7) increased 4.4% year-over-year on the strength of market traction in wirelesss backhaul, 4G/LTE as well as 10G, 40G and 100G network deployments. Sales of Physical-layer solutions (Layer 0, Optical and Copper), decreased 14.5% year-over-year as network operators largely held off on capital-intensive investments in access networks (fiber-to-the-home /curb/node, xDSL, etc.).

▪
Given the debt crisis in Europe and ripple effects on other economies in fiscal 2012, sales in Europe, Middle East and Africa (EMEA) dropped 16.4% year-over-year, while the Americas incurred a more modest decrease of 4.6%. Sales in the Asia-Pacific region increased 1.2% year-over-year. EXFO’s largest customer accounted for 4.4% of sales in 2012, while the company’s top three customers represented 12.0%.

▪
EXFO launched 21 new products in fiscal 2012, including two in the fourth quarter. Key product introductions in 2012 included amongst others the 100G Packet Blazer, a multi-rate, multi-service test module within the FTB Ecosystem for characterizing high-speed networks reaching 100G; Ethernet One, a centralized Ethernet service activation and monitoring solution that enables operators to improve the operational efficiency of their networks from the core to the last mile; EXFO Apps, a portal offering software applications that boost the capabilities and productivity of the FTB Ecosystem of platforms and test modules; the QA-805/QA-813 QualityAssurer, the industry's most scalable platform (simulates more than 12 million active mobile subscribers) for load simulation of converged 3G, 4G/LTE and IMS networks; the portable iPro, an intelligent high-performance capture and analysis probe for 3G and 4G/LTE networks up to 10 Gbit/s; and the MaxTester 600 series for cost-effective VDSL2 installation and repair work on copper links.

▪
Following the year-end, EXFO announced a strategic partnership with Japan-based Artiza Networks, a technology leader in 4G/LTE very-large-scale radio access network (RAN) simulation and LTE-Advanced RAN testing. Combined with EXFO’s solution, it delivers the highest-capacity wraparound testing of the LTE eNodeB — up to 6000 UEs towards the eNodeB — and the most advanced end-to-end portfolio of wireless network simulators, ranging from RF and functional testing to large-scale core network traffic generation.  EXFO also announced major contract wins with threeTier-1 North American operators for its new suite of VDSL2 test sets that feature the most advanced technologies for characterizing vectoring and wire-bonding for high-speed 50 Mbit/s and over copper links.

Business Outlook

EXFO forecasts sales between US$60 million and US$65 million for the first quarter of fiscal 2013, while IFRS net loss should range between US$0.05 and US$0.01 per share. IFRS net loss includes US$0.05 per share in after-tax amortization of intangible assets and restructuring charges as well as stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its fourth-quarter and year-end financial results for fiscal 2012. To listen to the conference call and participate in the question period via telephone, dial        1-416-641-6684. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay will be available one hour after the end of the conference call until 7 p.m. on October 16, 2012. The replay number is 1-402-977-9141 and the reservation number is 21604376. The live audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com/investors.

About EXFO
Listed on the NASDAQ and TSX stock exchanges, EXFO is among the leading providers of next-generation test and service assurance solutions for wireline and wireless network operators and equipment manufacturers in the global telecommunications industry. The company offers innovative solutions for the development, installation, management and maintenance of converged, IP fixed and mobile networks—from the core to the edge. Key technologies supported include 3G, 4G/LTE, IMS, Ethernet, OTN, FTTx, VDSL2, ADSL2+ and various optical technologies accounting for an estimated 35% of the portable fiber-optic test market. EXFO has a staff of approximately 1700 people in 25 countries, supporting more than 2000 telecom customers worldwide. For more information, visit www.EXFO.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including macro-economic uncertainty and/or recession (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); capital spending and network deployment levels in the telecommunications industry; future economic, competitive, financial and market conditions; limited visibility with regards to customer orders and the timing of such orders; fluctuating exchange rates; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS FINANCIAL MEASURES

EXFO provides non-IFRS financial measures (gross margin*, EBITDA** and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to its competitors. These measures also help EXFO’s management to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information to its investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin represents sales less cost of sales, excluding depreciation and amortization.

**
EBITDA is defined as net earnings (loss) before interest, income taxes, depreciation of property, plant and equipment and amortization of intangible assets. Adjusted EBITDA represents EBITDA excluding changes in the fair value of the cash contingent consideration and the gain from the disposal of discontinued operations.

The following tables summarize the reconciliation of EBITDA and adjusted EBITDA to IFRS net earnings (loss) and additional information, in thousands of US dollars:

EBITDA and adjusted EBITDA (including discontinued operations)

	Year ended August 31, 2012	Year ended August 31, 2011

IFRS net earnings (loss) for the year	$(3,593)	$22,120

Add (deduct):

Depreciation of property, plant and equipment
Continuing operations	6,169	6,655
Discontinued operations	–	14
Amortization of intangible assets
Continuing operations	7,819	9,183
Discontinued operations	–	4
Interest and other income (continuing operations)	(131)	(511)
Income taxes
Continuing operations	3,571	8,814
Discontinued operations	–	201

EBITDA for the year	13,835	46,480
Changes in fair value of cash contingent consideration	(311)	(2,695)
Gain on disposal of discontinued operations	–	(13,212)
Adjusted EBITDA for the year	$13,524	$30,583

EDITDA in percentage of total sales	5.5%	17.1%
Adjusted EDITDA in percentage of total sales	5.4%	11.3%

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31, 2012	As at August 31, 2011	As at September 1, 2010
Assets

Current assets
Cash	$58,868	$22,771	$21,440
Short-term investments	8,236	47,091	10,379
Accounts receivable
Trade	37,643	45,151	50,190
Other	4,283	6,329	5,217
Income taxes and tax credits recoverable	9,024	5,414	2,604
Inventories	41,212	52,754	40,328
Prepaid expenses	3,800	3,237	2,816
Current assets held for sale	–	–	3,769

	163,066	182,747	136,743

Tax credits recoverable	38,397	36,627	29,397
Forward exchange contracts	–	149	–
Property, plant and equipment	49,848	32,076	24,730
Intangible assets	14,132	22,901	27,947
Goodwill	29,160	30,942	29,355
Deferred income taxes	12,080	16,913	18,730
Long-term assets held for sale	–	–	7,530

	$306,683	$322,355	$274,432
Liabilities

Current liabilities
Bank loan	$–	$784	$–
Accounts payable and accrued liabilities	32,392	30,320	29,943
Provisions	952	1,817	927
Income taxes payable	917	876	426
Contingent liability	–	338	–
Current portion of long-term debt	565	645	568
Deferred revenue	10,583	10,590	10,354
Current liabilities related to assets held for sale	–	–	2,531

	45,409	45,370	44,749

Deferred revenue	4,997	5,704	5,775
Long-term debt	282	968	1,419
Contingent liability	–	–	2,660
Other liabilities	609	723	603
Deferred income taxes	2,105	5,079	–
Long-term liabilities related to assets held for sale	–	–	537

	53,402	57,844	55,743

Shareholders’ equity
Share capital	110,965	110,341	106,126
Contributed surplus	17,298	18,017	18,563
Retained earnings	111,511	115,104	92,984
Accumulated other comprehensive income	13,507	21,049	1,016

	253,281	264,511	218,689

	$306,683	$322,355	$274,432

EXFO Inc.
Unaudited Interim Consolidated Statements of Earninigs

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2012	Twelve months ended August 31, 2012	Three months ended August 31, 2011	Twelve months ended August 31, 2011

Sales	$57,156	$249,966	$64,414	$269,743

Cost of sales (1, 2)	21,257	91,792	23,447	100,296
Selling and administrative (2)	22,220	94,139	21,846	87,062
Net research and development (2)	11,891	49,854	12,139	47,927
Depreciation of property, plant and equipment	1,535	6,169	1,667	6,655
Amortization of intangible assets	1,931	7,819	2,122	9,183
Changes in fair value of cash contingent consideration	–	(311)	(2,685)	(2,685)
Earnings (loss) from operations	(1,678)	504	5,878	21,305

Interest and other income (expenses)	63	131	21	511
Foreign exchange loss	(1,940)	(657)	(57)	(3,808)

Earnings (loss) before income taxes	(3,555)	(22)	5,842	18,008

Income taxes	159	3,571	1,245	8,814

Net earnings (loss) from continuing operations	(3,714)	(3,593)	4,597	9,194

Net earnings from discontinued operations	–	–	–	12,926

Net earnings (loss) for the period	$(3,714)	$(3,593)	$4,597	$22,120

Basic net earnings (loss) from continuing operations per share	$(0.06)	$(0.06)	$0.08	$0.15

Diluted net earnings (loss) from continuing operations per share	$(0.06)	$(0.06)	$0.07	$0.15

Basic net earnings from discontinued operations per share	$–	$–	$–	$0.22

Diluted net earnings from discontinued operations per share	$–	$–	$–	$0.21

Basic net earnings (loss) per share	$(0.06)	$(0.06)	$0.08	$0.37

Diluted net earnings (loss) per share	$(0.06)	$(0.06)	$0.07	$0.36

Basic weighted average number of shares outstanding (000’s)	60,491	60,453	60,253	60,000

Diluted weighted average number of shares outstanding (000’s)	60,491	60,453	61,607	61,488

(1) The cost of sales is exclusive of depreciation and amortization, shown separately.

(2) Restructuring charges included in:
Cost of sales	$264	$264	$–	$–
Selling and administrative	1,181	1,181	–	–
Net research and development	884	884	–	–

	$2,329	$2,329	$–	$–

EXFO Inc.
Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2012	Twelve months ended August 31, 2012	Three months ended August 31, 2011	Twelve months ended August 31, 2011

Net earnings (loss) for the period	$(3,714)	$(3,593)	$4,597	$22,120
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustment	10,956	(6,875)	(1,703)	19,123
Reclassification of realized losses on short-term investments in net earnings	–	–	2	2
Unrealized gains on forward exchange contracts	1,107	185	(13)	3,413
Reclassification of realized gains on 11forward exchange contracts in net earnings (loss)	157	(1,108)	(746)	(2,191)
Deferred income tax effect of the components of other comprehensive income (loss)	(338)	256	217	(314)
Other comprehensive income (loss)	11,882	(7,542)	(2,243)	20,033
Comprehensive income (loss) for the period	$8,168	$(11,135)	$2,354	$42,153

EXFO Inc.
Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2011
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2010	$106,126	$18,563	$92,984	$1,016	$218,689
Exercise of stock options	1,452	–	–	–	1,452
Reclassification of stock-based compensation costs	2,763	(2,763)	–	–	–
Stock-based compensation costs	–	2,217	–	–	2,217
Net earnings for the year	–	–	22,120	–	22,120
Other comprehensive income
Foreign currency translation adjustment	–	–	–	19,123	19,123
Changes in unrealized losses on short-term investments				2	2
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $314	–	–	–	908	908

Total comprehensive income for the year	–	–	22,120	20,033	42,153

Balance as at August 31, 2011	$110,341	$18,017	$115,104	$21,049	$264,511

	Year ended August 31, 2012
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity

Balance as at September 1, 2011	$110,341	$18,017	$115,104	$21,049	$264,511
Exercise of stock options	310	–	–	–	310
Redemption of share capital	(1,696)	(540)			(2,236)
Reclassification of stock-based compensation costs	2,010	(2,010)	–	–	–
Stock-based compensation costs	–	1,831	–	–	1,831
Net loss for the year	–	–	(3,593)	–	(3,593)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,875)	(6,875)
Changes in unrealized gains on forward exchange contracts, net of deferred income taxes of $256	–	–	–	(667)	(667)

Total comprehensive loss for the year	–	–	(3,593)	(7,542)	(11,135)

Balance as at August 31, 2012	$110,965	$17,298	$111,511	$13,507	$253,281

EXFO Inc.
Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2012	Twelve months ended August 31, 2012	Three months ended August 31, 2011	Twelve months ended August 31, 2011
Cash flows from operating activities
Net earnings (loss) for the period	$(3,714)	$(3,593)	$4,597	$22,120
Add (deduct) items not affecting cash
Change in discount on short-term investments	2	45	4	(42)
Stock-based compensation costs	429	1,862	461	2,256
Depreciation and amortization	3,466	13,988	3,789	15,856
Gain on disposal of discontinued operations	‒	–	‒	(13,212)
Gain on disposal of capital assets	‒	–	‒	(568)
Changes in fair value of cash contingent consideration	‒	(311)	(2,685)	(2,685)
Deferred revenue	(2,482)	(506)	(3,543)	(1,262)
Deferred income taxes	33	2,050	782	7,063
Changes in foreign exchange gain/loss	617	(1,510)	113	2,130
	(1,649)	12,025	3,518	31,656
Change in non-cash operating items
Accounts receivable	7,706	7,974	3,891	10,066
Income taxes and tax credits	(2,004)	(5,570)	(1,714)	(6,714)
Inventories	1,306	10,879	200	(8,751)
Prepaid expenses	(138)	(589)	600	(232)
Accounts payable and accrued liabilities and provisions	(2,800)	643	(4,506)	(2,775)
Other liabilities	(116)	(105)	(187)	60
	2,305	25,257	1,802	23,310
Cash flows from investing activities
Additions to short-term investments	(23,918)	(115,886)	(95,023)	(516,674)
Proceeds from disposal and maturity of short-term investments	23,896	152,797	100,613	481,945
Additions to capital assets	(5,846)	(23,849)	(5,079)	(12,164)
Proceeds from disposal of capital assets	‒	–	‒	568
Net proceeds from disposal of discontinued operations	‒	–	‒	22,063
Business combination	‒	–	(289)	(1,049)
	(5,868)	13,062	222	(25,311)
Cash flows from financing activities
Bank loan	‒	(782)	‒	772
Repayment of long-term debt	(281)	(577)	(323)	(619)
Exercise of stock options	192	310	5	1,452
Redemption of share capital	(1,610)	(2,236)	‒	–
	(1,699)	(3,285)	(318)	1,605

Effect of foreign exchange rate changes on cash	2,221	1,063	(76)	1,058

Change in cash	(3,041)	36,097	1,630	662
Cash – Beginning of period	61,909	22,771	21,141	22,109
Cash – End of period	$58,868	$58,868	$22,771	$22,771